Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	Mr. Ed Job, CFA - Account Manager
Email: info@cceramics.com	Email: ed.job@ccgir.com
Mr. Bryan Blake, Sr. MI Executive
Phone: +1-646-833-3416
Email: bryan.blake@ccgir.com

China Ceramics Announces Second Quarter 2010 Financial Results

Jinjiang, Fujian Province, China, August 16, 2010 –China Ceramics Co., Ltd. (OTC Bulletin Board: CCLTF, CCLWF, CCLUF) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights

▪	Revenue was RMB 272.3 million (US$ 39.8 million), up 18.9% from the first quarter of 2010 and up 29.5% from the second quarter of 2009;

▪	Gross profit was RMB 84.8 million (US$ 12.4 million), up 22.4% from the first quarter of 2010 and up 40.6% from the second quarter of 2009;

▪	Gross profit margin was 31.2%, compared to 30.2% in the first quarter of 2010 and 28.7% in the second quarter of 2009;

▪	Net profit was RMB 56.5 million (US$ 8.3 million), up 24.8% from the first quarter of 2010 and up 31.2% from the second quarter of 2009;

▪	Earnings per fully diluted share were RMB 5.55 (US$ 0.81).

Six Months 2010 Highlights

▪	Revenue was RMB 501.4 million (US$ 73.4 million), up 31.9% from the same period of 2009;

▪	Gross profit was RMB 154.1 million (US$ 22.5 million), up 44.9% from the same period of 2009;

▪	Gross profit margin was 30.7%, compared to 28.0% in the same period of 2009;

▪	Net profit was RMB 101.7 million (US$ 14.9 million), up 37.1% from the same period of 2009;

▪	Earnings per fully diluted share were RMB 10.01 (US$ 1.46).

Second quarter 2010 Results

Revenue for the second quarter ended June 30, 2010 increased by 18.9% to RMB 272.3 million (US$ 39.8 million) compared to the first quarter ended March 31, 2010, and increased by 29.5% compared to the second quarter ended June 30, 2009. The sequential increase in revenue from the first quarter of 2010 was mainly driven by higher sales volume. The year-over-year increase in revenue was primarily driven by a 21.8% increase in volume from 8.7 million square meters to 10.6 million square meters in the second quarter of 2010 compared with the same period in 2009, as well as a 5.9% increase in average selling prices as a result of price increases in the second half of 2009. The growth in volume was mainly due to production capacity contributed by the Gaoan plant acquisition in January 2010. The Gaoan facility accounted for 26.7% of production volume in the quarter. In addition, outsourced manufacturing accounted for 18.3% of production volume in the quarter.

Gross profit was RMB 84.8 million (US$ 12.4 million), up 22.4% from RMB 69.3 million in the first quarter ended March 31, 2010, and up 40.6% from RMB 60.3 million for the quarter ended June 30, 2009. Gross margin was 31.2% compared to 30.2% in the first quarter of 2010 and 28.7% for the same period last year.  The sequential increase in gross profit was driven by the increase in sales volume, and the year-over-year increase in gross profit was mostly driven by the increase in sales volume and average selling prices.

Administrative expenses were RMB 6.0 million (US$ 0.9 million), up 3.3% from RMB 5.8 million in the first quarter of 2010, and up 164.8% from RMB 2.3 million in the second quarter of 2009. The year-over-year increase in administrative expenses resulted mainly from depreciation and amortization incurred at the newly acquired Gaoan facility as well as from legal and other expenses related to China Ceramics’ status as a public company.

Finance costs were RMB 1.5 million (US$ 0.2 million), compared to RMB 1.5 million in the first quarter of 2010, and up 650.0% from RMB 0.2 million in the second quarter of 2009. The year-over-year increase in finance costs resulted from the loans assumed in connection with the acquisition of the Gaoan facility.

Profit from operations for the second quarter ended June 30, 2010 was RMB 77.6 million (US$ 11.4 million), up 25.1% from RMB 62.0 million in the first quarter of 2010, and up 34.7% from RMB 57.6 million in the second quarter of 2009. The sequential increase in operating profit resulted from higher gross profit. The year-over-year increase in profit from operations was the result of higher revenue and improved gross margin, partially offset by higher operating costs.

Net profit for the second quarter ended June 30, 2010 was RMB 56.5 million (US$ 8.3 million), up 31.2% from the comparable period in 2009. Net profit for the second quarter ended June 30, 2010 was up 24.8% compared to the first quarter of 2010. The sequential increase in net profit was mainly driven by higher revenue and improved gross margin. The year-over-year increase in net profit was mainly driven by strong growth in revenue and improved gross margin resulting from higher efficiency of the new plant as well as lower raw material costs.

Earnings per fully diluted share were RMB 5.55 (US$ 0.81) for the second quarter of 2010, up 24.7% from RMB 4.45 (US$ 0.65) in the first quarter of 2010, and down 25.9% from RMB 7.5 (US$ 1.10) in the same period in 2009.

Six Months 2010 Results

Revenue for the six months ended June 30, 2010 increased by 31.9% to RMB 501.4 million (US$ 73.4 million) compared to the six months ended June 30, 2009. Gross profit was RMB 154.1 million (US$ 22.5 million), up 44.9% from RMB 106.3 million in the six months ended June 30, 2009. Gross margin was 30.7% compared to 28.0% in the same period of 2009. Selling expenses were RMB 3.0 million (US$ 0.4 million), compared to RMB 3.2 million in the same period of 2009. Administrative expenses were RMB 11.8 million (US$ 1.7 million), compared to RMB 4.8 million for the same period of 2009. Net profit for the six months ended June 30, 2010 was RMB 101.7 million (US$ 14.9 million), up 37.1% from the comparable period in 2009. Earnings per fully diluted share were RMB 10.01 (US$ 1.46) for the six months 2010, down from RMB 12.92 in the comparable period of 2009.

Second Quarter 2010 Balance Sheet Items

▪
Cash and bank balances were RMB 68.0 million (US$ 10.0 million) as of June 30, 2010, compared with RMB 131.9 million (US$ 19.3 million) as of March 31, 2010 and RMB 150.1 million (US$ 22.0 million) as of December 31, 2009.  In the second quarter of 2010, the Company purchased new kilns and production lines to replace older manufacturing equipments at the Jinjiang plant. In addition, the Gaoan plant completed its phase I construction, and launched the initial stage of phase II construction. The capital expenditures incurred were approximately RMB 106.3 million (US$ 15.6 million) in the quarter and these capital expenditures resulted in a decrease in cash and bank balances;

▪	Inventory turnover was 70 days as of June 30, 2010 compared with 73 as of March 31, 2010 and 77 as of December 31, 2009;

▪
Trade receivables turnover was 109 days as of June 30, 2010 compared with 109 as of March 31, 2010 and 102 days as of December 31, 2009. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas its reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts from both the numerator and denominator was 93 days as of June 30, 2010 compared with 93 as of March 31, 2010 and 87 days as of December 31, 2009.

▪
Trade payables turnover was 77 days as of June 30, 2010 compared with 79 as of March 31, 2010 and 69 days as of December 31, 2009. The decrease in the trade payables turnover compared to the first quarter of 2010 resulted from production outsourcing arrangements with the Company’s Original Equipment Manufacturer (“OEM”) in the second quarter of 2010. The use of manufacturing outsourcing was necessary to meet strong demand for the Company’s products which exceeded its current capacity despite the additional production from the Gaoan facility which already significantly increased the Company’s manufacturing capacity in the first quarter of 2010.

▪
Bank borrowings (both short-term borrowings and long-term borrowings) increased to RMB 104.7 million (US$ 15.4 million) as of June 30, 2010 compared to RMB 90 million (US$13.2 million) as of March 31, 2010 and RMB 26.5 million (US$ 3.90 million) as of December 31, 2009, due to capital expenditures to finish Phase I of the Gaoan facility expansion and to install new kilns and production lines to replace older manufacturing equipments at the Jinjiang plant.

▪
Capital expenditures for the Jinjiang facility are expected to be approximately RMB 117.0 million (US$17.2 million) in 2010. In the six months ended June 30, 2010, the Company invested RMB 32.8 million (US$ 4.8 million) to replace and improve older manufacturing equipment at its Jinjiang facility. The enhancement of production lines is expected to increase capacity at the Jinjiang facility to 32.2 million square meters of ceramic tiles by the end of 2010 from 28 million square meters. In the six months ended June 30, 2010 the Company invested RMB 30 million (US$ 4.4 million) to complete Phase I of the Gaoan facility expansion. The capital expenditures for phase II of the Gaoan facility expansion is expected to be approximately RMB 136.4 million (US$ 20 million) in 2010. The completion of phase II construction at the Gaoan facility is expected to increase capacity to 24 million square meters of ceramic tiles by the end of 2010. As a result China Ceramics expects to have total capacity of approximately 56.2 million square meters by the end of 2010 and to incur total capital expenditure of approximately US$41.6 million in 2010, of which US$ 15.6 million has been spent in the first half (all of which was spent in the second quarter) of 2010.

Recent Developments

On July 27, 2010, the Company initiated an exchange offer (the “Offer”) pursuant to which holders of all 14,553,949 of the Company’s outstanding warrants (the “Warrants”) have the opportunity to acquire the Company’s shares through a warrant for share exchange. The Company will issue one share for every four warrants tendered. The Offer was set to expire on Tuesday, August 24, 2010, at 5:00 p.m., Eastern Time, or for such additional time as is required under applicable law, but has now been extended to August 30, 2010 to insure that the Company is able to mail its first half 2010 unaudited financial results to warrant holders for their consideration in connection with the exchange offer.  The terms and conditions of the Offer are set forth in the documentation distributed to record holders of the Warrants and units of the Company. Among certain other conditions set forth in the documentation, the Offer is subject to the tender of at least 40% of the Warrants.  In connection with the Offer, warrant holders representing an aggregate of approximately 49.5% of the outstanding warrants have agreed to tender their shares in the Offer.

During the second quarter of 2010, China Ceramics started to sell products under a new brand “Hengdeli” or “HDL”. The new brand is being used to differentiate products manufactured at the Gaoan facility and are targeted at the mid-level market of the exterior wall ceramics industry, at lower price points than the Company’s existing high end products from “Hengda” or “HD” brand. The new “Hengdeli” brand represented 26.7% of the total sales in the second quarter of 2010.

Business Outlook

The Company’s backlog of orders for delivery in the third quarter was at approximately RMB 312.13 million (US$ 45.8 million), representing a year-over-year growth rate of 25.4% compared to the revenue in the third quarter of 2009.  The expected sales volume in the third quarter 2010 is approximately 11.5 million square meters representing a 23.2% increase from 9.4 million square meters sold in the third quarter of 2009.

Conference Call Information

The Company will also host a conference call at 9:00 am EDT on Monday, August 16, 2010.   Listeners may access the call by dialing +1 (866) 672-3985 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 902-4207.  The conference participant pass code is 91538461.  A replay of the conference call will be available for 14 days starting from 10:00 am ET on Tuesday, August 17, 2010.  To access the replay, dial +1 (800) 642-1687.  International callers should dial +1 (706) 645-9291. The pass code is 91538461.

The company has determined not to have a Q&A session at the end of the call, in light of its ongoing previously announced tender offer.

About China Ceramics Co., Ltd

China Ceramics Co., Ltd., formerly China Holdings Acquisition Corp., is a leading manufacturer of ceramic tiles in China.  The company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD” and the “Hengdeli” or “HDL” brands, are available in over 2000 styles, colors and sizes combinations and are distributed through a network of exclusive distributors or directly to large property developers. For more information, please visit http://www.cceramics.com

Currency Convenience Translation

The Company's financial information is stated in RMB.  The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers and has been made at the rate of RMB6.8086 to US$1.00, the closing rate as of June 30, 2010 published on www.oanda.com. Such translations should not be construed as representations that RMB amounts could be converted into US dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2009 and otherwise in our SEC reports and filings, including the final prospectus for our offering.  Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB in thousands)

	As at June 30, 2010	As at December 31, 2009
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	362,813	64,184
Land use rights	32,271	165
Goodwill	3,735	-
	398,819	64,349

Current assets
Inventories	152,849	114,658
Trade receivables	338,120	270,840
Prepayments and other receivables	1,744	149,268
Cash and bank balances	67,986	150,121
	560,699	684,887

Current liabilities
Trade payables	169,770	126,251
Accrued liabilities and other payables	63,439	74,749
Interest-bearing bank borrowings	69,700	26,500
Income tax payable	20,472	16,639
	323,381	244,139
Non-current liabilities
Long term borrowings	35,000	-
Deferred tax liabilities	1,139	-
	36,139	-

Net current assets	237,318	440,748

Net assets	599,998	505,097

EQUITY
Total shareholders’ equity	599,998	505,097

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2010	2010	2009	2010	2009

Revenue	272,304	229,110	210,336	501,413	380,247
Cost of Sales	(187,474)	(159,825)	(150,009)	(347,299)	(273,900)
Gross profit	84,830	69,285	60,327	154,114	106,347
Selling and distribution expenses	(1,513)	(1,480)	(1,651)	(2,994)	(3,174)
Administrative expenses	(5,976)	(5,783)	(2,257)	(11,758)	(4,832)
Finance costs	(1,478)	(1,497)	(208)	(2,974)	(417)
Other income	257	16	1,205	272	1,271
Profit before taxation	76,120	60,541	57,416	136,660	99,195
Income tax expense	(19,659)	(15,291)	(14,369)	(34,949)	(24,980)
Net Profit for the period	56,461	45,250	43,047	101,711	74,215
Attributable to: Shareholders of the Company
EPS-Basic	5.55	4.45	7.50	10.01	12,92
EPS-Diluted	5.55	4.45	7.50	10.01	12.92
Shares used in calculating basic EPS
Basic	10,164,298	10,164,298	5,743,320	10,164,298	5,743,320
Diluted	10,164,298	10,164,298	5,743,320	10,164,298	5,743,320

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2010	2010	2009	2010	2009

Sales volume (square meters)	10,631,009	8,798,307	8,692,665	19,429,316	15,658,599
Average Selling Price (in RMB/square meter)	25.6	26.0	24.2	25.8	24.3
Average Selling Price (in USD/square meter)	3.7	3.8	3.5	3.8	3.6

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S Dollars in thousands)

As at June 30 2010
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	53,287
Land use rights	4,740
Goodwill	549
58,576

Current assets
Inventories	22,449
Trade receivables	49,661
Prepayments and other receivables	256
Cash and bank balances	9,985
82,351

Current liabilities
Trade payables	24,935
Accrued liabilities and other payables	9,317
Interest-bearing bank borrowings	10,237
Income tax payable	3,007
47,496
Non-current liabilities
Long term borrowings	5,141
Deferred tax liabilities	167
5,308

Net current assets	34,855

Net assets	88,123

EQUITY
Total shareholders’ equity	88,123

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(USD in thousands, except EPS and share data)

Three months ended
June 30, 2010

Revenue	39,847
Cost of Sales	(27,435)
Gross profit	12,412
Selling and distribution expenses	(222)
Administrative expenses	(874)
Finance costs	(216)
Other income	38
Profit before taxation	11,138
Income tax expense	(2,876)
Net Profit for the period	8,262
Attributable to: Shareholders of the Company
EPS-Basic	0.81
EPS-Diluted	0.81
Shares used in calculating basic EPS
EPS-Basic	10,164,298
EPS-Diluted	10,164,298

Source: China Ceramics Co., Ltd.

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